September 1, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn.: Erin Purnell, Esq.

Re:	Solar Mosaic, Inc.
Request to Withdraw Offering Statement on Form 1-A

Ladies and Gentlemen:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, Solar Mosaic, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s offering statement on Form 1-A, File No. 024-10318 (the “Offering Statement”). The reason for seeking withdrawal is that, at the time it filed the Offering Statement, the Company planned to establish a crowdfunding platform through which it would sell securities as part of a program for financing commercial solar projects. The Company’s business has changed such that it is not planning to engage in crowdfunding for the indefinite future, and it no longer intends to complete the offering to which the Offering Statement relates. No securities have been sold pursuant to the Offering Statement.

Sincerely,

SOLAR MOSAIC, INC.

By:    /s/ Bruce Ledesma

Bruce Ledesma

Chief Operating Officer